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                                 Exhibit 20.2.




FOR IMMEDIATE RELEASE:                  CONTACT: JOHN E. URHEIM
MAY 2, 1995                                      VICE CHAIRMAN & CEO
                                                 ATRIX LABORATORIES, INC.
                                                 (970) 482-5868

                                        OR:      MARTHA L. HOUGH
                                                 GENSIA, INC.
                                                 (619) 546-8300

                                        OR:      MELISSA WILMOTH
                                                 CAMERON ASSOCIATES, INC.
                                                 (212) 644-9560


                   ATRIX SIGNS LICENSE AGREEMENT WITH GENSIA
                          TO DEVELOP CANCER TREATMENT


FORT COLLINS, CO, AND SAN DIEGO, CA, MAY 2 -- Atrix Laboratories, Inc. (NASDAQ:
ATRX), and Gensia, Inc. (NASDAQ: GNSA), today announced they have signed a worldwide license agreement to develop a product to be sold by Gensia Laboratories, Ltd. for the treatment of solid tumor cancers using Atrix's ATRIGEL(TM) Drug Delivery System. Under the terms of the license, Atrix will immediately begin a feasibility study to characterize release rates of an existing anti-cancer drug when incorporated into Atrix's unique ATRIGEL Drug Delivery System.

On successful completion of the feasibility study, Atrix will proceed with development of a dosage form or forms to be evaluated in human clinical trials. Gensia will be responsible for conducting the clinical trials, scale-up, manufacture, marketing and distribution of commercial quantities of the product. Gensia will also be responsible for funding the development program at Atrix, will make certain milestone payments and pay a royalty on future sales of the product.

The ATRIGEL System is administered as a liquid containing a drug, which forms a solid implant when it comes in contact with a moist environment. The solid implant is designed to biodegrade over an extended period of time, releasing drug into the patient's bloodstream. Rather than providing therapy by daily injections, the ATRIGEL System allows a single injection to provide drug treatment for weeks or even months.
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Exhibit 20.2 continued:



"We think that treatment of solid tumor cancers is an excellent application of our technology," stated John Urheim, Atrix's Vice Chairman and Chief Executive Officer. "We are pleased to collaborate with Gensia, a company with existing parenteral manufacturing expertise and a growing presence in the cancer treatment field."

David F. Hale, Chairman, President and Chief Executive Officer of Gensia, Inc. said "Our Gensia Laboratories subsidiary is targeting the cancer therapy market, which is in excess of $1.2 billion and growing at a rate of approximately 15% per year, as a growth market for its business. If successfully developed, we believe this ATRIGEL product will contribute significantly to the future growth of our multisource oncolytic product line at Gensia Laboratories."

Gensia Laboratories, Ltd., a wholly-owned subsidiary of Gensia, Inc., is located in Irvine, California and develops, manufactures and markets multisource injectable drug products for the acute care market.

Gensia, Inc. is a fully integrated, research-based company focused on the discovery, development, manufacture and marketing of health care products for the acute care market.

Atrix Laboratories, Inc. is a drug delivery and medical device company whose platform technology is comprised of the ATRIGEL biodegradable polymeric system, which can be used for a broad range of applications including drug delivery, medical devices, and the treatment of periodontal disease.

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